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Red Rover Creamery

Ice Cream Shop

150 State Street
Portsmouth, NH 03801
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $60,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Red Rover Creamery is seeking investment to secure a new lease and build out a commercial kitchen to support our retail/wholesales ice cream and bakery business.
Generating RevenueLease SecuredExpanding Location
MEET RED ROVER CREAMERY

We are an artisanal creamery in Portsmouth, NH offering seasonal, American style ice cream & sherbet flavors, baked goods, and ice cream sandwiches. We care deeply about our craft and our community and hope you'll join us as we expand our offerings and production capacity to write the next chapter of our business.

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OUR OFFERINGS

Red Rover Creamery specializes in artisanal ice cream using local ingredients whenever possible. In addition, we have a rotating menu of baked goods and offer seasonal and holiday menus.

6 to 8 rotating ice cream flavors offered in scoops, pints, and quarts
Ice cream sandwiches using house-made cookies and brownie sundaes
Baked goods such as cookies, crostatas, crisps, and cakes
INTENDED USE OF FUNDS

With this community round we'll be able to expand our production capacity, allowing us to increase efficiency within the retail business while growing our wholesale business.

Bifurcating our retail and production space will allow for diversifcation of our retail offering, as well as increase production 2-4x
With the addition of a dedicated production facility, we will be able to purchase larger quantities of ingredients at lower prices, lowering our cost of sales
Increased production and storage will allow us to properly support and grow our wholesale capabilities
Moving our production will allow our retail space to evolve. With minor alterations, we will be able to offer a few seats in our space at the window. Additionally, we look forward to offering soft serve ice cream and a more robust selection of baked goods
LOCATION

We are located right along one of Portsmouth's main streets and within walking distance to Prescott Park, Strawbery Banke, and Kittery, ME.

Our location benefits from the substantial foot traffic generated by Prescott Park Arts Festival, the park itself, and Strawbery Banke Museum. During the offseason, when foot traffic poses a challenge, we adapt by introducing an array of baked goods and holiday menusods and holiday menus. In addition, we plan to expand our wholesale distribution of baked goods and ice cream to effectively counteract the impact of reduced retail ice cream sales.

The additional space for our production is behind our retail space, making it perfect for transporting frozen products in between locations

4.7 stars

Google Rating

2019

Founded

$13.44

Average Ticket Size

THE TEAM

Sarah EgriAmsden

Chef, Co-Founder

Sarah brings to the business a breadth of experience spanning over 25 years. She attended the Culinary Institute of America in Hyde Park, New York and subsequently had a brief internship at the French Laundry and a pastry position at Brasa in Seattle. In 1999, Sarah began apprenticing at Alice Water's restaurant, Chez Panisse, in Berkeley, CA. While at Chez Panisse, she worked under the guidance of Alan Tangren and honed her craft in an environment known for locally sourced, seasonal food. At the time, she was also fortunate to have her recipes published in on one of Alice Water's many cookbooks. From there, Sarah helped open Quince in San Francisco, as their founding Pastry Chef and then Boulette's Larder in the Ferry Building in San Francisco. Wanting to transition from restaurants, Sarah found a unique opportunity in 2005 to be the Pastry Chef and one of the assistant savory chefs for the family of Ann & Gordon Getty. During this amazing opportunity to work for well-known philanthropists, Sarah learned to manage events that ranged from 10 to 500 people with significant budgets and aggressive timelines, all without losing any creative edge.

Eric Amsden

Co-Founder

Eric has over 25 years of progressive accounting experience, as well as more than 15 years of being immersed in various entrepreneurial businesses.

PRESS

Red Rover serves up artisanal ice cream

PORTSMOUTH — The symbol behind a new downtown ice cream shop is both historical and personal. Red Rover was a clipper ship built on the Seacoast in 1852. Two stops on its route, New York and Califo...

Red Rover Creamery Review - Portsmouth - The Infatuation

Red Rover Creamery is an ice cream shop in Portsmouth, NH serving scoops of old fashioned ice cream and other desserts.

Scooping out not your average ice cream

Sweet treats that go beyond a simple scoop and a sugar cone

Top ice cream sandwich spots in the U.S. and Canada

You scream, I scream, we all scream for... ice cream sandwiches! Whether you like your ice cream sandwich made the traditional way with ice cream wedged between two delicious cookies, or in a non-traditional way like between two donuts, we've got the ultimate list of spots for you to explore in celebration of National Ice Cream Sandwich Day on August 2. Be sure to follow our Collection of all the businesses, plus bookmark them on Yelp so you remember to visit them all summer long.

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Buildout $30,000

Operating Capital $25,950

Mainvest Compensation $4,050

Total $60,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$215,000	$345,000	$475,000	$550,000	$600,000
Cost of Goods Sold	$84,050	$133,500	$186,500	$221,250	$247,000
Gross Profit	$130,950	$211,500	$288,500	$328,750	$353,000

EXPENSES

Rent $43,200 $43,200 $46,800 $50,400 $50,400
Utilities $13,774 $14,024 $14,024 $14,174 $14,174
Salaries $91,503 $107,004 $122,721 $156,093 $180,314
Insurance $4,000 $4,200 $4,400 $4,600 $4,800
Equipment Lease $4,000 $500 $4,000 $500 $4,000
Software $2,300 $2,450 $2,600 $2,750 $2,900
Legal & Professional Fees $1,454 $1,554 $1,654 $1,754 $1,854
Permits $789 $789 $789 $789 $789
Advertising $150 $150 $150 $150 $150
Bank Fees $6,300 $9,135 $12,325 $13,775 $14,500
Other Business Expenses $4,700 $4,800 $4,800 $4,800 $4,800
Operating Profit $-41,220 $23,694 $74,237 $78,965 $74,319

This information is provided by Red Rover Creamery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
RR - 2023 Summary To Date 12.19.23.pdf
Investment Round Status
Target Raise $60,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends February 23rd, 2024
Summary of Terms
Legal Business Name Red Rover. LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $60,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 3%-6.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
Financial liquidity

Red Rover Creamery has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Red Rover Creamery expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other outstanding debt or equity

As of November 29, 2023, Red Rover Creamery has debt of $13,300 outstanding and a cash balance of $7,400. This debt is sourced primarily from an Institutional Bank and will be senior to any investment raised on Mainvest. In addition to the Red Rover Creamery's outstanding debt and the debt raised on Mainvest, Red Rover Creamery may require additional funds from alternate sources at a later date.

Forecasted milestones

Red Rover Creamery forecasts the following milestones:

Secure lease in Portsmouth, NH by January 1, 2024.

Hire for the following positions by July 1, 2024: Part-time prep person, scaling to full time or multiple positions as revenue grows YoY

Achieve at least $475,000 revenue per year by 2026.

Achieve at least $75,000 operating profit per year by 2026.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Red Rover Creamery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Red Rover Creamery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Red Rover Creamery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Red Rover Creamery's core business or the inability to compete successfully against the with other competitors could negatively affect Red Rover Creamery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Red Rover Creamery's management or vote on and/or influence any managerial decisions regarding Red Rover Creamery. Furthermore, if the founders or other key personnel of Red Rover Creamery were to leave Red Rover Creamery or become unable to work, Red Rover Creamery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Red Rover Creamery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Red Rover Creamery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Red Rover Creamery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Red Rover Creamery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Red Rover Creamery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Red Rover Creamery's financial performance or ability to continue to operate. In the event Red Rover Creamery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Red Rover Creamery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Red Rover Creamery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Red Rover Creamery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Red Rover Creamery will carry some insurance, Red Rover Creamery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Red Rover Creamery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Red Rover Creamery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Red Rover Creamery's management will coincide: you both want Red Rover Creamery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Red Rover Creamery to act conservative to make sure they are best equipped to repay the Note obligations, while Red Rover Creamery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Red Rover Creamery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Red Rover Creamery or management), which is responsible for monitoring Red Rover Creamery's compliance with the law. Red Rover Creamery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Red Rover Creamery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Red Rover Creamery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Red Rover Creamery, and the revenue of Red Rover Creamery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Red Rover Creamery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Red Rover Creamery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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